SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         CHOICE ONE COMMUNICATIONS INC.
                         ------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    17038P104
                                    ---------
                                 (CUSIP Number)

                              Walter E. Leach, Jr.
                         FairPoint Communications, Inc.
                    FairPoint Communications Solutions Corp.
                       521 East Morehead Street, Suite 250
                         Charlotte, North Carolina 28202
                                  704-344-8150
                                  ------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  May 17, 2002
                                  ------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                  SCHEDULE 13D

-----------------------------------                        ---------------------

   CUSIP No.  17038P104                                      Page 2 of 5 Pages
-----------------------------------                        ---------------------

--------------------------------------------------------------------------------

       1     NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                FairPoint Communications Solutions Corp.
--------------------------------------------------------------------------------

       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)[ ]
                                                                         (b)[ ]
--------------------------------------------------------------------------------

       3     SEC USE ONLY

--------------------------------------------------------------------------------

       4     SOURCE OF FUNDS

                OO
--------------------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       5     TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------

       6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER

                              3,500,000  (See Item 5)
                  --------------------------------------------------------------
     NUMBER OF       8     SHARED VOTING POWER
      SHARES
   BENEFICIALLY               0
       OWNED      --------------------------------------------------------------
      BY EACH        9     SOLE DISPOSITIVE POWER
     REPORTING
    PERSON WITH               3,500,000  (See Item 5)
                  --------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
      11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,500,000
--------------------------------------------------------------------------------
      12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
      13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                8.6%
--------------------------------------------------------------------------------
      14     TYPE OF REPORTING PERSON

                CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------                        ---------------------

   CUSIP No.  17038P104                                      Page 3 of 5 Pages
-----------------------------------                        ---------------------

--------------------------------------------------------------------------------

       1     NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                FairPoint Communications, Inc.
--------------------------------------------------------------------------------

       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)[ ]
                                                                         (b)[ ]
--------------------------------------------------------------------------------

       3     SEC USE ONLY

--------------------------------------------------------------------------------

       4     SOURCE OF FUNDS

                OO
--------------------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       5     TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------

       6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER

                              3,500,000  (See Item 5)
                  --------------------------------------------------------------
     NUMBER OF       8     SHARED VOTING POWER
      SHARES
   BENEFICIALLY               0
       OWNED      --------------------------------------------------------------
      BY EACH        9     SOLE DISPOSITIVE POWER
     REPORTING
    PERSON WITH               3,500,000  (See Item 5)
                  --------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
      11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,500,000
--------------------------------------------------------------------------------
      12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
      13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                8.6%
--------------------------------------------------------------------------------
      14     TYPE OF REPORTING PERSON

                CO
--------------------------------------------------------------------------------

                                    Preamble
                                    --------

                  This Amendment No. 1 to Schedule 13D (this "Amendment") is being filed by FairPoint Communications, Inc. ("FairPoint") and FairPoint Communications Solutions Corp., a wholly-owned subsidiary of FairPoint ("FairPoint Solutions" and, together with FairPoint, the "Reporting Persons"), each a Delaware corporation, pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended. This Amendment amends and supplements information contained in the Statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on January 17, 2002 (the "Schedule 13D"). This Amendment is filed with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Choice One Communications Inc., a Delaware corporation (the "Issuer").

                  Capitalized terms used in this Amendment but not otherwise defined shall have the meaning ascribed to them in the Schedule 13D. Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 4.           Purpose of Transaction.
                  -----------------------

                  Item 4 is hereby further amended and supplemented by adding the following at the end of the text thereof:

                  On May 17, 2002, pursuant to the terms of the Network Transition Agreement, the Reporting Persons acquired an additional 1,000,000 shares of Common Stock based on the fact that 55,000 Lines were acquired and the number of On-Net Lines was 29,153.

Item 5.           Interest in Securities of the Issuer.
                  -------------------------------------

                  Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

                  (a) The aggregate percentage of shares of Common Stock reported beneficially owned by the Reporting Persons is based upon 40,531,203 shares of Common Stock outstanding as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002 that was filed by the Issuer on May 15, 2002. The Reporting Persons are the beneficial owner of 3,500,000 shares of Common Stock, representing approximately 8.6% of the outstanding shares of Common Stock.

                  (b) FairPoint Solutions has the sole power to vote, direct the vote, dispose and direct the disposition of 3,500,000 shares of Common Stock. FairPoint is deemed the beneficial owner of 3,500,000 shares of Common Stock through FairPoint Solutions.

                  (c) Except as set forth or incorporated by reference herein, neither the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed in Schedule A or B, as appropriate, beneficially own, or have acquired or disposed of, any shares of Common Stock during the past 60 days.

                  (d) Other than as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

                  (e) Not applicable.

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: May 21, 2002
                                           FAIRPOINT COMMUNICATIONS, INC.


                                           By:/s/ Timothy W. Henry
                                              ---------------------------------
                                              Name:  Timothy W. Henry
                                              Title: Vice President-Finance,
                                                     Treasurer & Assistant
                                                     Secretary

                                           FAIRPOINT COMMUNICATIONS
                                           SOLUTIONS CORP.


                                           By:/s/ Timothy W. Henry
                                              ---------------------------------
                                              Name:  Timothy W. Henry
                                              Title: Vice President-Finance,
                                                     Treasurer & Assistant
                                                     Secretary

Timothy W. Henry

                                       5